中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that the following meetings of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 26 February 2009:

(1) the extraordinary general meeting ("**EGM**") will be held at 2:00 p.m. or any adjournment thereof;

(2) the class meeting for holders of A shares ("**A Shares**") of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(3) the class meeting for holders of H Shares ("**H Shares**") of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

These meetings are to be held for the following purposes (unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 31 December 2008 (the "**Circular**") relating to, among other things, subscription of new A Shares by CSAHC and subscription of new H Shares by Nan Lung):

EGM

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1. "**THAT**, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited be and is hereby considered and approved."

2. "**THAT**, conditional upon the approval of the same by the holders of A Shares at the class meeting for holders of A Shares and by the holders of H Shares at the class meeting for holders of H Shares, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

   2.1 Types of Shares to be issued and the par value

   Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

   Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

2.2 *Issue mechanism and subscription method*

The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issue of A Shares and H Shares will be conducted separately.

Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

2.3 *Targeted subscribers and their relationship with the Company*

The targeted subscriber for the non-public issue of A Shares is CSAHC, the controlling shareholder of the Company.

The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 *Price determination date*

The price determination date of the non-public issue of A Shares was the date of publishing the announcement of the board resolution in relation to the non-public issue of A Shares, which is 11 December 2008.

2.5 *Issue price*

The issue price per A Share is RMB3.16, which is not less than 90% of the average trading prices of A Shares for the twenty consecutive trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per H Share is the equivalent of RMB1.00 in Hong Kong dollar, which is not less than its par value and is therefore in compliance with the provisions of the Company Law of the People's Republic of China. The actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by People's Bank of China on the date of payment.

2.6 *Number of Shares to be issued*

The total number of A Shares to be issued under the non-public issue of A Shares is 721,150,000 Shares. The total number of H Shares to be issued under the non-public issue of H Shares is 721,150,000 Shares.

2.7 *Adjustment to the number of Shares issue and the issue price*

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or placing of each share as K, the price of the new Shares or rights issue as A, distribution of dividends for each share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_0\text{-}D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new shares or placing: $P_1 = (P_0+AK)/(1+K)$;
Combination of the three items: $P_1 = (P_0\text{-}D+AK)/(1+N+K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 *Restriction of selling of securities*

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue. Nan Lung shall not sell the newly issued H shares for a period of 12 months from the date of such issue.

2.9 *Place of listing*

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 *Use of proceeds*

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of RMB2,300,000,000.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of USD148,000,000.

If there is any remaining proceeds after repayment of the abovementioned bank loans, the same will be used as the working capital of the Company.

2.11 *The arrangement for the distribution of profits accumulated before the non-public issue of Shares*

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A and H Shares.

2.12 *The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited*

2.13 *Validity period of this resolution*

This resolution shall be effective for a period of 12 months from the date of approval at the EGM and Class Meetings."

3. "**THAT**, conditional upon the approval of the same by the holders of A Shares at the class meeting for holders of A Shares and by the holders of H Shares at the class meeting for holders of H Shares, the A Shares Subscription Agreement and the H Shares Subscription Agreement, copies of which are tabled at the EGM and marked "A" and initialed by the Chairman for identification purpose, be considered and approved."

4. "**THAT** any Director be and is hereby authorised to make appropriate and necessary amendments to the relevant provisions of the Articles of Association in order to reflect the changes in the registered capital and shareholding structure of the Company as a result of the Subscription and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company in respect of the amendments to the Articles of Association pursuant to the results of the Subscription and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities)."

5. "**THAT** the following amendments to the Articles of Association be and are hereby approved, and any Director be and is hereby authorised to modify the wordings of such amendments as appropriate (such amendments will not be required to be approved by the shareholders of the Company) and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company for the purpose of effecting the publication or provision of the corporate communication to the holders of H Shares through the Company's website and fulfilling the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities):

   (a) clause 1 of the existing Article 91 be deleted in their entirety and be replaced by the following:

   "Notice of a shareholders' general meeting shall be given by way of announcement or by any other manner as provided in this Articles of Association (if necessary), not less than forty-five days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered, the date and the place of the meeting."

(b) the existing Article 96 be deleted in its entirety and be replaced by the following:

"Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by announcement, by hand or by prepaid airmail to their addresses as shown in the register of shareholders.

The notice for domestic shareholders shall be published in one or more newspapers designated by the securities governing authority of the State Council not less than forty-five days before the date of the meeting; after the publication of notice, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

The notice for holders of Overseas Foreign Listed Shares shall be published on the website of the Company (www.csair.com) not less than forty-five days before the date of the meeting; after such publication, the holders of Overseas Foreign Listed Shares shall be deemed to have received the notice of the relevant shareholders' general meeting."

(c) the first clause of the existing Article 157 be deleted in their entirety and be replaced with the following:

"Notice of a class meeting shall be given by way of announcement or by any other manner as provided in this Articles of Association (if necessary) not less than forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting."

(d) the following paragraph be added as a new Article in Chapter 26 of the Articles of Association:

"Any requirement in this Articles of Association for the Company to send, mail, dispatch, issue, publish or otherwise make available any Corporate Communication may, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange in the place where the Company's shares are listed and the Articles of Association, be satisfied by the Company by making available the Corporate Communication on the website of the Company (www.csair.com) or by sending or providing the same through electronic means."

(e) the following definition of "Corporate Communication" be added to Chapter 27 of the Articles of Association:

"Corporate Communication"	refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form, within the meaning ascribed thereto under the listing rules of the stock exchange where the Company's shares are listed

(f) the articles of the Articles of Association be and are hereby re-numbered accordingly, if necessary."

6. "**THAT** the following amendments to the procedural rules of the shareholders' general meeting of the Company be and are hereby approved, and any Director be and is hereby authorised to modify the wordings of such amendments as appropriate (such amendments will not be required to be approved by the shareholders of the Company) and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company for the purpose of effecting the publication or provision of the Corporate Communication to the holders of H Shares through the Company's website and fulfilling the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities:

The existing Article 17 be deleted in its entirety and be replaced with the following:

"Upon convening of a shareholders' general meeting, the board of directors shall serve a notice of not less than 45 days (when calculating the period of notice, the Company shall exclude the date of the genera meeting) to all the shareholders on the register on the record date by way of announcement or by any other means (if necessary). The notice for the class meetings shall only be sent to those shareholders who have rights to vote on such meeting.""

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

7. "**THAT**, the "report on the use of funds raised in previous fund raising exercise", a copy of which is tabled at the EGM and marked "B" and initialed by the Chairman for identification purpose, be and is hereby considered and approved."

8. "**THAT**, the "feasibility study report on the funds raised from the non-public issue of A Shares of China Southern Airlines Company Limited" and the "feasibility study report on the funds raised from the non-public issue of H Shares of China Southern Airlines Company Limited", copies of which are tabled at the EGM and marked "C" and initialed by the Chairman for identification purpose, be and is hereby considered and approved."

9. "**THAT**, the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC and Nan Lung be and is hereby considered and approved."

10. "**THAT**, the Board be and is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares."

11. "**THAT** the Company may send or supply corporate communication to the holders of H Shares in relation to whom the following conditions are met by making such Corporate Communication available on the Company's own website be and is hereby approved:

    (i) each holder of H Shares has been asked individually by the Company to agree that the Company may send or supply corporate communication generally, or any corporate communication in question, to him by means of the Company's own website; and

    (ii) the Company has not received a response indicating objection from the holder of H Shares within the period of 28 days beginning with the date on which the Company's request was sent.

The holders of H Shares in relation to whom the aforesaid two conditions are met shall be taken to have agreed that the Company may send or supply Corporate Communication to such Shareholders by making such Corporate Communication available at the Company's own website, provided that a holder of H Shares is not taken to have so agreed if the Company's request did not state clearly what the effect of a failure to respond would be or was sent less than 12 months after a previous request made to him for such purposes in respect of the same class of corporate communications.

"Corporate communication" means any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form."

MEETING FOR HOLDERS OF A SHARES

To consider and, if thought fit, approve the following resolutions:

AS SPECIAL RESOLUTIONS

1. "**THAT**, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited be and is hereby considered and approved."

2. "**THAT**, conditional upon the approval of the same by the holders of H Shares at the class meeting for holders of H Shares and by the Shareholders at the EGM, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

   2.1 Types of Shares to be issued and the par value

   Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

   Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

   2.2 Issue mechanism and subscription method

   The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

   The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

   The non-public issue of A Shares and H Shares will be conducted separately.

   Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

   2.3 Targeted subscribers and their relationship with the Company

   The targeted subscriber for the non-public issue of A Shares is CSAHC, the controlling shareholder of the Company.

   The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 *Price determination date*

The price determination date of the non-public issue of A Shares was the date of publishing the announcement of the board resolution in relation to the non-public issue of A Shares, which is 11 December 2008.

2.5 *Issue price*

The issue price per A Share is RMB3.16, which is not less than 90% of the average trading prices of A Shares for the twenty consecutive trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per H Share is the equivalent of RMB1.00 in Hong Kong dollar, which is not less than its par value and is therefore in compliance with the provisions of the Company Law of the People's Republic of China. The actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by People's Bank of China on the date of payment.

2.6 *Number of Shares to be issued*

The total number of A Shares to be issued under the non-public issue of A Shares is 721,150,000 Shares. The total number of H Shares to be issued under the non-public issue of H Shares is 721,150,000 Shares.

2.7 *Adjustment to the number of Shares issue and the issue price*

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or placing of each Share as K, the price of the new Shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding to the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_0\text{-}D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new Shares or placing: $P_1 = (P_0+AK)/(1+K)$;
Combination of the three items: $P_1 = (P_0\text{-}D+AK)/(1+N+K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 Restriction of selling of securities

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue. Nan Lung shall not sell the newly issued H shares for a period of 12 months from the date of such issue.

2.9 Place of listing

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 Use of proceeds

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of RMB2,300,000,000.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of USD148,000,000.

If there is any remaining proceeds after repayment of the abovementioned bank loans, the same will be used as the working capital of the Company.

2.11 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A and H Shares.

2.12 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.13 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval at the general meeting and class meetings."

3. "**THAT**, conditional upon the approval of the same by the holders of H Shares at the class meeting for holders of H Shares and by the Shareholders at the EGM, the A Shares Subscription Agreement and the H Shares Subscription Agreement, copies of which are tabled at the class meeting for the holders of A Shares and initialed by the Chairman for identification purpose, be considered and approved."

4. “**THAT** any Director be and is hereby authorised to make appropriate and necessary amendments to the relevant provisions of the Articles of Association in order to reflect the changes in the registered capital and shareholding structure of the Company as a result of the Subscription and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company in respect of the amendments to the articles of association of the Company pursuant to the results of the Subscription and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities).”

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolutions:

AS SPECIAL RESOLUTIONS

1. “**THAT,** the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares Subscription by China Southern Airlines Company Limited be and is hereby considered and approved.”

2. “**THAT**, conditional upon the approval of the same by the holders of A Shares at the class meeting for holders of A Shares and by the Shareholders at the EGM, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

   2.1 Types of Shares to be issued and the par value

   Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

   Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

   2.2 Issue mechanism and subscription method

   The A Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

   The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

   The non-public issue of A Shares and H Shares will be conducted separately.

   Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

   2.3 Targeted subscribers and their relationship with the Company

   The targeted subscriber for the non-public issue of A Shares is CSAHC, the controlling shareholder of the Company.

   The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 *Price determination date*

The price determination date of the non-public issue of A Shares was the date of publishing the announcement of the board resolution in relation to the non-public issue of A Shares, which is 11 December 2008.

2.5 *Issue price*

The issue price per A Share is RMB3.16, which is not less than 90% of the average trading prices of A Shares for the twenty consecutive trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

The issue price per H Share is the equivalent of RMB1.00 in Hong Kong dollar, which is not less than its par value and is therefore in compliance with the provisions of the Company Law of the People's Republic of China. The actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by People's Bank of China on the date of payment.

2.6 *Number of Shares to be issued*

The total number of A Shares to be issued under the non-public issue of A Shares is 721,150,000 Shares. The total number of H Shares to be issued under the non-public issue of H Shares is 721,150,000 Shares.

2.7 *Adjustment to the number of Shares issue and the issue price*

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or placing of each share as K, the price of the new shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding to the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_0 - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new Shares or placing: $P_1 = (P_0+AK)/(1+K)$;
Combination of the three items: $P_1 = (P_0-D+AK)/(1+N+K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 Restriction of selling of securities

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue. Nan Lung shall not sell the newly issued H shares for a period of 12 months from the date of such issue.

2.9 Place of listing

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 Use of proceeds

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of RMB2,300,000,000.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans in the sum of USD148,000,000.

If there is any remaining proceeds after repayment of the abovementioned bank loans, the same will be used as the working capital of the Company.

2.11 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public share issue shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A and H Shares.

2.12 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.13 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval at the general meeting and class meetings."

3. "**THAT**, conditional upon the approval of the same by the holders of A Shares at the class meeting for holders of A Shares and by the Shareholders at the EGM, the A Shares Subscription Agreement and the H Shares Subscription Agreement, copies of which are tabled at the class meeting for the holders of H Shares and initialed by the Chairman for identification purpose, be considered and approved."

4. “**THAT** any Director be and is hereby authorised to make appropriate and necessary amendments to the relevant provisions of the Articles of Association in order to reflect the changes in the registered capital and shareholding structure of the Company as a result of the Subscription and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company in respect of the amendments to the articles of association of the Company pursuant to the results of the Subscription and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities).”

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
31 December 2008

As at the date of this notice, the Directors include Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the EGM and the Class Meetings**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of 23 January 2009 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM and the Class Meetings”. Holders of A Shares shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the EGM and the Class Meetings**

   a. Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before 6 February 2009, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

   b. When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 23 January 2009.

   d. 24 January 2009 to 26 February 2009 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of A Shares who is entitled to attend and vote at the class meeting for the A Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM and the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM and the Class Meetings. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and/or the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. **Miscellaneous**

a. The EGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8611 2436, 8611 2552
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Wu Dong Hua and Wang Peng Ce

c. All holders of A Shares whose names appear on the register of holders of A Shares of the Company at the close of trading in the afternoon of 23 January 2009 shall be entitled to attend the EGM and the Class Meeting for holders of A Shares by way of on-site voting or online voting via the internet. For details, please refer to the relevant notice of EGM and Class Meetings for the holders of A Shares published on the website of the Shanghai Stock Exchange.